Filed Pursuant to Rule 433
Registration No. 333-190911-07

Entergy Louisiana, LLC
$270,000,000
Collateral Trust Mortgage Bonds,
4.875% Series due September 1, 2066
Final Terms and Conditions
August 10, 2016

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	August 10, 2016

Settlement Date (T+5):	August 17, 2016

Principal Amount:	$270,000,000

Interest Rate:	4.875%

Interest Payment Dates:	March 1, June 1, September 1 and December 1 of each year

First Interest Payment Date:	December 1, 2016

Final Maturity Date:	September 1, 2066

Optional Redemption Terms:	Callable at par at any time on or after September 1, 2021

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$261,621,500

Expected Listing:	New York Stock Exchange

CUSIP / ISIN:	29364W 108 / US29364W1080

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Co-Managers:	J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Samuel A. Ramirez & Company, Inc.
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, (ii) Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or (iii) Wells Fargo Securities, LLC toll free at 1-800-645-3751.